SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. )*

ROVER GROUP, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

77936F103
(CUSIP Number)

July 30, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page of 1 of 12

Exhibit Index on Page 12

CUSIP # 77936F103	Page 2 of 12

1	NAMES OF REPORTING PERSONS Technology Crossover Management VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,062,197 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 8,062,197 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,062,197 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(A) Please see Item 4.

CUSIP # 77936F103	Page 3 of 12

1	NAMES OF REPORTING PERSONS Technology Crossover Management VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,639,887 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 7,639,887 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,639,887 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 77936F103	Page 4 of 12

1	NAMES OF REPORTING PERSONS TCV VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,736,615 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 5,736,615 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,736,615 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 77936F103	Page 5 of 12

1	NAMES OF REPORTING PERSONS TCV VIII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,546,982 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 1,546,982 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,982 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 77936F103	Page 6 of 12

1	NAMES OF REPORTING PERSONS TCV VIII (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 356,290 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 356,290 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,290 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 77936F103	Page 7 of 12

1	NAMES OF REPORTING PERSONS TCV Member Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 422,310 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 422,310 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,310 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (A)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 77936F103	Page 8 of 12

Item 1(a).	Name of Issuer

Rover Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

720 Olive Way, 19th Floor
Seattle, WA 98101

Item 2(a).	Name of Persons Filing

This statement is being filed by (1) Technology Crossover Management VIII, Ltd., a Cayman Islands exempted company (“Management VIII”), (2) Technology Crossover Management VIII, L.P, a Cayman Islands exempted limited partnership (“TCM VIII”), (3) TCV VIII, L.P., a Cayman Islands exempted limited partnership (“TCV VIII”), (4) TCV VIII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VIII (A)”), (5) TCV VIII (B), L.P., a Cayman Islands exempted limited partnership (“TCV VIII (B)”), and (6) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”). The foregoing entities are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office

The mailing address for each of the Reporting Persons is:
c/o TCV
250 Middlefield Road
Menlo Park, California 94025

Item 2(c).	Citizenship

Management VIII is a Cayman Islands exempted company. Each of TCM VIII, TCV VIII, TCV VIII (A), TCV VIII (B) and Member Fund is a Cayman Islands exempted limited partnership.

Item 2(d) and 2(e).	Title of Class of Securities and CUSIP Number

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)
CUSIP Number: 77936F103

CUSIP # 77936F103	Page 9 of 12

Item 3.	Not applicable.

Item 4.            Ownership

The responses of the Reporting Persons to Rows (5) through (9) and (11) of the cover pages of this Schedule 13G as of July 30, 2021 are incorporated herein by reference.

The information with respect to the percentage of Class A Common Stock beneficially owned by each Reporting Person is based on 157,199,138 shares of Class A Common Stock outstanding as of July 30, 2021, as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 5, 2021. Excluded from beneficial ownership is the contingent right to earnout shares.

Each of TCV VIII, TCV VIII (A), TCV VIII (B) and Member Fund (collectively, the “TCV Entities”) has the sole power to dispose or direct the disposition of the shares of Class A Common Stock that it holds directly and has the sole power to vote or direct the vote of such shares.

Management VIII, as the ultimate general partner of the TCV Entities, may be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV Entities and have the sole power to direct the vote of such shares of Class A Common Stock. TCM VIII, as the direct general partner of TCV VIII, TCV VIII (A) and TCV VIII (B) (collectively, the “TCV VIII Funds”), may also be deemed to have sole power to dispose or direct the disposition of the shares of Class A Common Stock held by the TCV VIII Funds and have the sole power to direct the vote of such shares of Class A Common Stock. Each of Management VIII and TCM VIII disclaims beneficial ownership of the shares of Class A Common Stock owned by the TCV Entities, except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Except as set forth in this Item 4, each of the Reporting Persons disclaims beneficial ownership of any shares of Class A Common Stock owned beneficially or of record by any other Reporting Person.

CUSIP # 77936F103	Page 10 of 12

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 above.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP # 77936F103	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2021

Technology Crossover Management VIII, Ltd.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

Technology Crossover Management VIII, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV VIII, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV VIII (A), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV VIII (B), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV Member Fund, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

CUSIP # 77936F103	Page 12 of 12

EXHIBIT

Exhibit
Exhibit 99.1:	Agreement of Joint Filing dated August 9, 2021.
Exhibit 99.2:	Statement Appointing Designated Filer and Authorized Signatories dated February 14, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule 13G relating to the Ordinary Shares of Spotify Technology S.A. filed on February 14, 2019).